1 / 1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THE RESOLUTIONS ADOPTED AT ITS 2025 SHAREHOLDERS MEETING Amsterdam, 24 April 2025. Ferrovial (Ticker: "FER") announces that the following resolutions were adopted at its 2025 Shareholders Meeting: • Adoption of the annual accounts for the financial year 2024. • Discharge of the Directors’ in respect of the performance of their duties during the financial year 2024. • Re-appointment of Mr. Rafael del Pino as Executive Director and of Mr. Óscar Fanjul, Ms. María del Pino, Mr. José Fernando Sánchez-Junco, Mr. Bruno Di Leo, Ms. Hildegard Wortmann and Ms. Alicia Reyes as Non-Executive Directors, each for a term of three years. • Amendment of the Directors' Remuneration Policy. • Appointment of PriceWaterhouseCoopers Accountants N.V. as statutory external auditor and as assurance services provider for Ferrovial's sustainability report, both for the financial years 2025-2027. • Authorization to the Board to issue shares and to grant rights to subscribe for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company’s issued share capital at the date of the 2025 Shareholders Meeting. • Authorization to the Board to limit or exclude pre-emptive rights for shares (i) for general purposes and (ii) for the purposes of scrip dividends, up to a maximum of 10% and 5%, respectively, of the Company’s issued share capital at the date of the 2025 Shareholders Meeting. • Authorization to the Board to acquire shares up to a maximum of 10% of the Company's issued share capital at the date of the 2025 Shareholders Meeting. • Cancellation of shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches. The aforementioned authorizations to the Board are valid for a period of 18 months from the date of the 2025 Shareholders Meeting, i.e. up to and including 23 October 2026. The Remuneration Report and the Climate Strategy Report of the Company for the financial year 2024 were submitted to the 2025 Shareholders Meeting for an advisory vote. The outcome of these advisory votes was in favor. The voting results will be available on Ferrovial’s website (www.ferrovial.com).